VF 3/6/03

**AA 3/3/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



03011171

SEC MAIL RECEIVED FEB 28 2003 WASH, D.C. 187 PROCESSING SECTION

SEC FILE NUMBER
8- 14684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kashner Davidson Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 South Palm Avenue
(No. and Street)

Sarasota	Florida	34236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Rothenbach (941) 951-2626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Natherson & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1801 Glengary Street	Sarasota	Florida	34231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Matthew B. Meister, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kashner Davidson Securities Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Melissa J. Rothenbach
MY COMMISSION # CC954408 EXPIRES
August 22, 2004
BONDED THRU TROY FAIN INSURANCE, INC.

personally known

Signature

President/CEO
Title

Notary Public .

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' report on internal control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KASHNER DAVIDSON SECURITIES CORPORATION

December 31, 2002 and 2001

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AND

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

CONTENTS



NATHERSON & COMPANY, P.A.
Certified Public Accountants

1801 Glengary Street
Sarasota, Florida 34231
(941) 923-1881
Fax 923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Members
American Institute of Certified
Public Accountants
Florida Institute of Certified
Public Accountants
Division for CPA Firms, AICPA
Private Companies Practice
SEC Practice Sections

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Sarris, C.P.A.

Independent Auditors' Report

Board of Directors
Kashner Davidson Securities Corporation

We have audited the accompanying statements of financial condition of Kashner Davidson Securities Corporation (a Florida S Corporation) as of December 31, 2002 and 2001 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kashner Davidson Securities Corporation as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the Computations of Net Capital Under rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Natherson & Company, P.A.

Sarasota, Florida
February 15, 2003

Kashner Davidson Securities Corporation

STATEMENTS OF FINANCIAL CONDITION

December 31,

	2002	2001
ASSETS		
Cash	$ 27,959	$ -
Accounts receivable		
Broker-dealers	-	9
Due from clearing agency	69,159	923,860
Employees	52,792	47,263
Other	28,596	3,743
Interest receivable	4,457	3,196
Loan to stockholder	193,738	78,165
Securities owned:		
Marketable, at market value	1,188,467	1,666,919
Not readily marketable, at estimated fair value	-	20,100
Prepaid expenses	34,295	34,774
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	26,422	37,797
Other assets	150	11,125
	$ 1,626,035	$ 2,826,951

	2002	2001
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Bank overdraft	$ -	$ 1,926
Accounts payable	144,092	123,715
Due to clearing agency	655,708	-
Payroll taxes payable	130	94
Accrued salaries and commissions payable	24,517	37,473
Advances on new issues	-	25,000
Securities sold, not yet purchased, at market value	543	1,107,220
	824,990	1,295,428
Stockholder's equity		
Common stock - 9,000 shares of $2.50 par value authorized, issued and outstanding in 2002 and 2001	22,500	22,500
Additional paid-in capital	2,020,438	1,600,238
Accumulated deficit	(1,241,893)	(91,215)
	801,045	1,531,523
	$ 1,626,035	$ 2,826,951

The accompanying notes are an integral part of these statements.

Kashner Davidson Securities Corporation

STATEMENTS OF OPERATIONS

Years Ended December 31,

	2002	2001
Revenue		
Commissions	$ 688,598	$ 351,188
Trading profits (losses)	(899,674)	718,298
Underwriting fees	876,913	365,567
Miscellaneous trading fees	171,500	118,323
Consulting income	-	15,000
Interest and dividends	20,887	2,913
	858,224	1,571,289
Expenses		
Salaries and commissions	810,627	753,528
Advertising	1,201	3,049
Bad debt expense	-	40,912
Depreciation	17,887	10,323
Independent representation	296,165	-
Insurance	56,933	52,414
Interest	78,023	48,363
Loss on disposition of assets	-	2,705
Maintenance	7,173	8,303
Miscellaneous	16,626	35,773
Office	38,877	45,680
Judgements, settlements and fines	99,750	49,326
Professional fees	148,938	83,091
Retirement plan	21,095	18,888
Regulatory expenses	38,998	41,397
Rent	95,745	93,396
Taxes	55,742	54,719
Telephone and utilities	49,240	54,371
Travel and entertainment	18,066	8,003
Market data services	157,816	186,847
	2,008,902	1,591,088
NET (LOSS)	$ (1,150,678)	$ (19,799)

The accompanying notes are an integral part of these statements.

Kashner Davidson Securities Corporation

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31,

	Common stock	Additional paid-in capital	Accumulated deficit
Balance - January 1, 2001	$ 22,500	$ 1,600,238	$ (71,416)
Net (loss) for the year	-	-	(19,799)
Balance - December 31, 2001	22,500	1,600,238	(91,215)
Contributions by stockholder	-	420,200	-
Net (loss) for the year	-	-	(1,150,678)
Balance - December 31, 2002	$ 22,500	$ 2,020,438	$ (1,241,893)

The accompanying notes are an integral part of these statements.

Kashner Davidson Securities Corporation

STATEMENTS OF CASH FLOWS

Years Ended December 31,

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss)	$ (1,150,678)	$ (19,799)
Adjustments to reconcile net (loss) to net cash (used in) operating activities		
Depreciation	17,887	10,323
Loss on disposition of assets	-	2,705
Bad debt expense	-	40,912
(Increase) decrease in operating assets:		
Receivables from broker-dealers	9	1,471
Due from clearing agency	854,701	(923,860)
Receivables from employees	(5,529)	(15,772)
Receivables - other	(24,853)	10,177
Interest receivable	(1,261)	(1,364)
Loan to stockholder	(115,573)	(78,165)
Marketable securities owned, at market value	513,652	838,291
Marketable securities owned, not readily marketable	20,100	-
Prepaid expenses	479	569
Other assets	10,975	19,652
Increase (decrease) in operating liabilities:		
Bank overdraft	(1,926)	1,926
Accounts payable	20,377	66,625
Due to clearing agency	655,708	(686,889)
Payroll taxes payable	36	44
Accrued salaries and commissions payable	(12,956)	(23,251)
Advances on new issues	(25,000)	(155,000)
Securities sold, not yet purchased	(1,106,677)	906,970
Total adjustments	800,149	15,364
NET CASH (USED IN) OPERATING ACTIVITIES	(350,529)	(4,435)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(6,512)	(34,938)
NET CASH (USED IN) INVESTING ACTIVITIES	(6,512)	(34,938)

Kashner Davidson Securities Corporation

STATEMENTS OF CASH FLOWS - CONTINUED

Years Ended December 31,

	2002	2001
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from subordinated loan from stockholder	75,000	-
Proceeds from subordinated loan from board member	350,000	-
Proceeds from subordinated loan from clearing firm	300,000	-
Proceeds from short-term loan from board member	-	25,000
Principal payment on subordinated loan from stockholder	(75,000)	-
Principal payment on subordinated loan from board member	(350,000)	-
Principal payment on subordinated loan from clearing firm	(300,000)	-
Principal payment on short-term loan from board member	-	(25,000)
Contributions by stockholder	385,000	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	385,000	-
INCREASE (DECREASE) IN CASH	27,959	(39,373)
Cash at beginning of year	-	39,373
Cash at end of year	$ 27,959	$ -

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid for interest during the years ended 2002 and 2001 was $78,023 and $48,363, respectively.

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING TRANSACTIONS:

Marketable securities with a fair value of $35,200 were contributed by the stockholder during the year ended 2002.

The accompanying notes are an integral part of these statements.

Kashner Davidson Securities Corporation

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated in Florida in 1969 and is engaged primarily in the brokerage and investment advisory business in Sarasota, Florida. In September 2001, the Company opened a branch office in Westminister, Colorado. In April 2002, the Company opened a branch office in Wilsonville, Oregon. The Company transacts business through corresponding brokers and does not handle any customer securities.

2. Accounting Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statement of cash flows.

4. Accounts Receivable

The accounts receivable from broker-dealers represents commissions earned which were not received at year-end. The Company makes certain advances to employees in anticipation of commission income. The Company uses the allowance method of accounting for doubtful accounts. The allowance is based upon a review of the current status of existing receivables and management's estimate as to their collectibility. Management provided an allowance of $12,660 during 2002 and 2001 for the doubtful collection of advances to employees.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

5. Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at quoted market value, and securities not readily marketable are valued at fair value as determined by management.

6. Underwriting fees

Underwriting fees revenue includes gains, losses, and fees, net of syndication expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Sales concessions are recorded on the settlement date and underwriting fees at the time the underwriting is completed and income is reasonably determinable.

7. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

8. Securities Sold, Not Yet Purchased

The Company is party to a variety of short sales (securities sold, not yet purchased) in its trading activities. These short positions used in trading activities are carried at market value. Realized and unrealized gains and losses are reported as trading profits in the accompanying statements of operations.

Kashner Davidson Securities Corporation

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002 and 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

9. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided for in amounts sufficient to relate the cost of assets to operations over their estimated useful lives on the straight-line and accelerated methods for both tax and financial accounting purposes. Major renewals, betterments and replacements are capitalized. Maintenance and repairs are charged to expense as incurred.

10. Income Taxes

Income taxes on net earnings are payable personally by the stockholder pursuant to an election under Subchapter S of the Internal Revenue Code not to have the Company taxed as a corporation.

NOTE B - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Marketable securities owned and securities sold, not yet purchased consist of trading and investment securities at quoted market values or estimated fair values, as follows:

	2002		2001	
	Owned	Sold not yet purchased	Owned	Sold not yet purchased
Common stocks	$ 1,127,038	$ 543	$ 1,630,283	$ 1,107,220
Warrants for common stocks	44,713	-	17,215	-
Unit Trusts	16,716	-	19,421	-
	$ 1,188,467	$ 543	$ 1,666,919	$ 1,107,220

The Company purchases securities for its own account in excess of amounts on deposit with the clearing agency.

NOTE B - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED - CONTINUED

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2001, these securities consisted of 1,500 warrants recorded at the $20,100 cost, which management believes approximated fair value. Each warrant entitles the holder to purchase four shares of common stock. The warrants are exercisable in four annual tranches beginning June 28, 2002, with one share of common stock available for purchase in each tranche. Each tranche is exercisable for a one-year period. In the event that any warrant tranche is not exercised prior to its expiration, the shares of common stock subject to such unexercised and unexpired warrant tranche will no longer be available for purchase. In 2002, the warrants become marketable and were reclassified in the accompanying financial statements.

NOTE C - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

A summary of furniture, equipment and leasehold improvements as of December 31, follows:

	2002	2001
Furniture and equipment	$ 291,843	$ 289,221
Leasehold improvements	116,103	116,103
	407,946	405,324
Less accumulated depreciation and amortization	381,524	367,527
	$ 26,422	$ 37,797

NOTE D - OPERATING LEASE

The Company conducts its operations in leased facilities under an operating lease expiring in July 2003. The Company may, at its option, renew the lease for an additional five years under the same terms as the original lease. The rental payments are adjusted annually for fluctuations of the Consumer Price Index (CPI). The Company has an option to terminate the lease in the event that the Company's license to sell or trade securities is suspended by the Securities and Exchange Commission.

In March 2000, the Company leased office space for a proposed branch office in Colorado under an operating lease expiring in February 2004. The Company sublet the office space during 2000, and entered into a non-cancelable sublease in January 2001, effective February 1, 2001, for the duration of the lease. In October 2002, the Company entered into a lease settlement agreement with the landlord. The Company paid $21,000 and forfeited its deposit in cancellation of the lease.

In March 2000, the Company entered into a noncancelable equipment operating lease expiring in February 2004. The Company has an oral sublease and has received reimbursement of the lease payments in 2002 and 2001 from this third party. In January 2003, the Company entered into a lease settlement agreement with the equipment vendor. The Company paid the vendor $8,000 as full consideration of the lease. The Company received $7,000 as reimbursement of the settlement from the third party.

The following is a schedule by year of minimum lease payments, without any CPI adjustments.

Year	Sarasota Office
2003	$ 54,239

Rent expense for the years ended December 31, 2002 and 2001 were $95,745 and $93,396, respectively, net of sublease rental receipts of $16,468 and $23,592, respectively, and equipment lease reimbursement of $6,417 and $3,743, respectively.

NOTE E - UNDERWRITING INCOME

During the year ended December 31, 2002, the Company assumed the role of the lead underwriter of the BioDelivery Sciences International, Inc. stock issue. The Company earned income of $857,364 and incurred independent representation fees of $266,888 related to this underwriting.

NOTE F - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include options and short sales (securities sold, not yet purchased). These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Such transactions are entered into for trading purposes or to hedge other positions or transactions.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2002 and 2001, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company controls such risks by establishing limits and monitoring procedures.

NOTE G - RETIREMENT PLAN

The Company has established a qualified deferred compensation plan covering substantially all employees. The plan provides for the Company to match fifty percent of the employee's contribution up to a maximum of four percent of gross wages. Contributions vest ratably over a six year period. Plan expense was $21,095 and $18,888 for the years ended December 31, 2002 and 2001, respectively.

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had a minimum net capital requirement of $100,000, and net capital of $139,847 and $703,929, respectively. The Company's net capital ratio at December 31, 2002 was 1.21 to 1. Management anticipates distributions during the six month period ended June 30, 2003 of approximately $25,000. The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC rule 15c3-3 and does not hold customer funds or securities; therefore, there were no procedures performed regarding information relative to the possession or control requirements or the reserve requirement under SEC rule 15c3-3.

NOTE I - CONTRIBUTIONS TO STOCKHOLDER'S EQUITY

During 2002, the sole stockholder contributed cash of $385,000 and securities with a fair market value of $35,200 as contributions to additional paid-in capital.

NOTE J - CLAIMS AND CONTINGENCIES

On December 27, 1993 the Commonwealth of Massachusetts, Office of the Secretary of State, Securities Division, commenced an administrative complaint proceeding seeking to permanently revoke the Company's registration as a broker-dealer in Massachusetts, an accounting and disgorgement of profits and other monies, an administrative fine, costs, a cease and desist order, and other relief. The Massachusetts complaint remains unsettled, but there was no substantial activity on this matter in 2001 or 2002.

During 2001, five actions were filed against the Company alleging damages as a result of losses incurred and certain costs. In the first case, the Claimant asserted claims for negligent supervision, excessive trading, omissions regarding margin risk, suitability,

NOTE J - CLAIMS AND CONTINGENCIES - CONTINUED

and violations of Florida Securities Laws. The Claimant is seeking $150,000 in compensatory damages. The Company served and filed an Answer denying any wrongdoing. Discovery in this matter is proceeding.

In the second case, the Claimant asserted claims for fraud, unauthorized trading, suitability, breach of contract, and failure to supervise. The Claimant sought $307,008 in compensatory damages and punitive damages in an amount double the amount of compensatory damages. This claim was dismissed with prejudice in October 2002. The Company was granted the right to recover attorney's fees. The Claimant has filed a petition seeking to vacate the portion of the award allowing recovery of the attorney fees. The Company is vigorously defending itself against the petition and is seeking to have the court enter final judgement for its attorney's fees.

In the third case, the Claimant asserted claims for fraud, unauthorized trading, suitability, excessive trading, negligence, breach of fiduciary duty, breach of contract, failure to supervise, violations of the federal securities laws, and control person liability. The Claimant sought $554,000 of compensatory damages and unspecified punitive damages. This claim was settled in July 2002 for $125,000.

In the fourth case, the Claimant asserted claims for fraud under state and federal securities laws, common law fraud, constructive fraud, mistake, state consumer protection laws, breach of fiduciary duty, breach of express and implied contract, and violations of the rules of the NASD in connection with the Claimants' purchase of promissory notes. The Claimant sought compensatory, punitive damages, interest, and attorneys' fees in the amount of $500,000. The Company served and filed a Motion for More Definite Statement of Claim and reserved their right to submit an Answer after the Panel had ruled upon their Motion. This case was settled in August 2002 for $3,750.

The fifth case was in connection with a purported class action filed with the United States District Court, Southern District of New York. The Plaintiffs, on behalf of purchasers of Streamedia Communications, Inc. common stock in or traceable to its initial public offering (IPO), brought this purported class action for violations of Federal Securities laws. The Company was a selling group participant in the IPO. The Plaintiffs sought unspecified compensatory and rescissionary damages, including costs and reasonable attorneys' fees. This claim was dismissed in August 2002.

The Company is vigorously defending itself and, although the ultimate outcome is not known, management believes the cases are without merit.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2002

Kashner Davidson Securities Corporation

COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

NET CAPITAL

Stockholder's equity		$ 801,045
Deductions for non-allowable assets		
Accounts receivable - employees	$ 52,792	
Accounts receivable - other	28,596	
Prepaid expenses	34,295	
Interest receivable	4,457	
Loan to shareholder	193,738	
Furniture, fixtures and leasehold improvements	26,422	
Other assets	150	340,450
Deductions for blockage charges		29,169
Net capital before haircuts on securities positions (tentative net capital)		431,426
Haircuts on securities		
Trading and investment securities	172,557	
Undue concentrations	119,022	291,579
NET CAPITAL		$ 139,847

AGGREGATE INDEBTEDNESS

Items included in balance sheet		
Accounts payable	$ 144,092	
Payroll taxes payable	130	
Accrued salaries and commissions payable	24,517	
Total aggregate indebtedness	$ 168,739	
Ratio: Aggregate indebtedness to net capital		1.21 to 1
Minimum net capital requirement		$ 100,000

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002, as amended on February 15, 2003) is not presented as there are no material differences.

INDEPENDENT AUDITORS' REPORT ON

INTERNAL CONTROL REQUIRED

BY SEC RULE 17a-5



NATHERSON & COMPANY, P.A.
Certified Public Accountants

1801 Glengary Street
Sarasota, Florida 34231
(941) 923-1881
Fax 923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Members
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
Division for CPA Firms, AICPA
Private Companies Practice
SEC Practice Sections

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Sarris, C.P.A.

Independent Auditors' Report on
Internal Control Required
by SEC Rule 17a-5

Board of Directors
Kashner Davidson Securities Corporation

In planning and performing our audit of the financial statements and supplementary information of Kashner Davidson Securities Corporation for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mattheson & Company, P.A.

Sarasota, Florida
February 15, 2003